CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the first quarter ended June 28, 2026
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated July 29, 2026 and provides information concerning our results of operations and financial condition for the first quarter ended June 28, 2026. You should read this MD&A together with our unaudited condensed consolidated interim financial statements and the related notes as at and for the first quarter ended June 28, 2026 (“Interim Financial Statements”) and our audited consolidated financial statements and the related notes for the fiscal year ended March 29, 2026 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the fiscal year ended March 29, 2026 (“Annual Report”).
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “potential,” “target,” “will,” “would,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs, or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan, and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:
•our ability to implement our growth strategies;
•our ability to maintain strong business relationships with our customers, suppliers, wholesalers, and distributors;
•our ability to keep pace with changing consumer preferences;
•our ability to protect our intellectual property;
•our ability to adapt to changes to our business as a whole due to environmental, social and governance (“ESG”) considerations;

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•the continued absence of material global supply chain disruptions to our business, and our ability to fulfill demand and maintain sufficient inventory levels, which we continue to monitor;
•our ability to adapt to changing macroeconomic and international trade conditions, including interest rates, currency exchange rates, or enacted tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; and
•the absence of material adverse changes in our industry or the global economy.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:
•we may not open retail stores or expand e-Commerce access on our planned timelines;
•we may be adversely impacted by trade barriers, including enacted and prospective additional tariffs and regulations in the United States, China, the United Kingdom and the European Union, which could increase the prices of the raw materials for our products. For example, on July 20, 2026, the United States announced additional U.S. duties, which are currently stated to come into effect on August 19, 2026 (the “August 2026 Duties”). Such August 2026 Duties, if and when in effect, would currently be expected to apply to a broad-range of Canadian and other goods globally, including goods qualifying under the Canada-United States-Mexico Agreement (CUSMA) such as certain of the Company’s products. These duties, once effective, together with any related retaliatory measures or further changes in trade policy, could increase the cost of selling our products in the United States, require changes to our pricing or supply chain, reduce demand for our products and adversely affect our margins, results of operations and competitive position. Export requirements, tariffs, taxes and other restrictions and expenses could also increase the prices of our products and make us less competitive in some countries or markets;
•we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;
•unanticipated changes in the effective tax rate or adverse outcomes from audit examinations of corporate income or other tax returns;
•our indebtedness may adversely affect our financial condition, and we may not be able to refinance or renegotiate such indebtedness on favourable or satisfactory terms;
•an economic downturn and general economic conditions (for example, more elevated inflation, energy costs and rising interest rates) may further affect discretionary consumer spending;
•we may not be able to satisfy changing consumer preferences;
•global political events, including the impact of political disruptions and protests, which may cause business interruptions;

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•our ability to procure high quality raw materials and certain finished goods globally at consistent pricing;
•our ability to manage inventory and forecast our inventory needs, which we continuously monitor, and to manage our production distribution networks;
•we may not be able to protect or preserve our brand image and proprietary rights globally;
•the success of our business strategy;
•our ability to manage our exposure to data security and cybersecurity events;
•disruptions to manufacturing, distribution activities and product quality due to factors such as operational issues, disruptions in transportation logistic functions or labour shortages or disruptions;
•risks and global disruptions associated with geopolitical events, as well as the international trade environment;
•flagging consumer sentiment and ongoing demand for luxury goods in our key markets;
•fluctuations in raw material costs, interest rates and currency exchange rates;
•our ability to comply with and manage risks associated with complex and changing laws, regulations and global standards; and
•we may be unable to maintain effective internal controls over financial reporting.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition, liquidity and capital resources, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks that we face, and should be considered when reading the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
BASIS OF PRESENTATION

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The Interim Financial Statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), specifically IAS 34, Interim Financial Reporting. The Interim Financial Statements do not include all of the information required for Annual Financial Statements and should be read in conjunction with the Annual Financial Statements. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures and Other Specified Financial Measures” below.
The Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in “Note 2. Material accounting policy information” in the Interim Financial Statements and the Annual Financial Statements.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” refers to U.S. dollars, “GBP” refers to British pounds sterling, “EUR” refers to euros, “CHF” refers to Swiss francs, “CNY” refers to Chinese yuan, “RMB” refers to Chinese renminbi, “HKD” refers to Hong Kong dollars, and “JPY” refers to Japanese yen unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding. This MD&A and the accompanying Interim Financial Statements are presented in millions of Canadian dollars except where otherwise indicated.
All references to “fiscal 2024” are to the Company’s fiscal year ended March 31, 2024; “fiscal 2025” are to the Company’s fiscal year ended March 30, 2025; to “fiscal 2026” are to the Company’s fiscal year ended March 29, 2026; and to “fiscal 2027” are to the Company’s fiscal year ending March 28, 2027.
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2025, fiscal 2026 and fiscal 2027 are each a 52-week fiscal year.
Refer to “Basis of Presentation” in the Interim Financial Statements for additional details on the updates made to the comparable period.
Refer to “Components of Our Results of Operations” in the MD&A section of our Annual Report for a description of the Company’s financial measures in accordance with IFRS Accounting Standards. There have been no material changes in the Company’s components of results of operations since March 29, 2026.

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SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the first quarter ended June 28, 2026, compared to the first quarter ended June 29, 2025, and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages. See “Results of Operations” for additional details.

CAD $ millions (except per share data)	First quarter ended
	June 28, 2026	June 29, 2025		% Change
Statement of Operations data:
Revenue	118.9	107.8		10.3%
Gross profit	74.2	66.2		12.1%
Gross margin	62.4%	61.4%	100	bps
Operating loss	(103.8)	(158.7)		34.6%
Net loss	(93.0)	(125.5)		25.9%
Net loss attributable to shareholders of the Company	(90.8)	(125.2)		27.5%
Loss per share attributable to shareholders of the Company
Basic and diluted[1]	$(0.93)	$(1.29)		27.9%
1Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share or if the average daily closing share price for the period was greater than the exercise price. Accordingly, for the first quarter ended June 28, 2026, 2,276,282 potentially dilutive shares have been excluded from the calculation of diluted loss per share because their effect was anti-dilutive (first quarter ended June 29, 2025 - 1,544,848 shares).

CAD $ millions	June 28, 2026	June 29, 2025	March 29, 2026
Financial Position:
Cash	206.9	180.5	408.2
Inventories	489.9	439.5	386.3
Total assets[1]	1,692.3	1,530.5	1,753.2
Total non-current liabilities	789.3	695.3	756.9
Equity	543.3	446.6	627.8
1The Company identified an immaterial error/reclassification related to asset retirement obligation (“ARO”) assets associated with its capital leases. It was determined that ARO assets should be presented as part of the carrying amount of the related right-of-use (“ROU”) assets rather than within property, plant and equipment (“PPE”). As a result, ARO assets were reclassified from PPE to ROU assets in the interim statement of financial position as at June 29, 2025 and the annual statement of financial position as at March 29, 2026, together with the related note disclosures. The Company reclassified $5.5m and $6.1m from PPE to ROU assets as at June 29, 2025 and March 29, 2026, respectively. Refer to “Note 2. Material accounting policy information” in our Interim Financial Statements for further details regarding the reclassification.
FACTORS AFFECTING OUR PERFORMANCE
We believe that our performance depends on many factors, including those discussed below.
•Brand and Marketing. We have made significant marketing investments to enhance our brand and attract new customers. We expect to continue to make significant marketing investments to promote our current products to new customers and new products to current and new customers, including through our e-Commerce platforms and retail store presence. Such marketing investments can be expensive and may not result in increased sales and may unfavourably impact operating margin.

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•New Products. We intend to continue investing in design, innovation, merchandising, and the development and introduction of new products, including talent development, as well as expanding offerings in our existing product categories, across styles, uses, and climates that have varying margin profiles. As our product mix evolves, our gross margin has been and may continue to be unfavourably impacted by a lower proportion of down-filled outerwear sales, currently our highest margin products. Our gross margin is also impacted by our development cycle, given that there is a longer time horizon to realize the return on investment from our new products.
•Growth in Our Direct to Consumer (“DTC”) Channel. We plan to continue executing our global strategy through retail and e-Commerce expansion, though the scale of such expansion may be delayed due to current global economic conditions. We continue to monitor these conditions and their potential impact on our ability to achieve positive DTC comparable sales growth1.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
•Wholesale. Our wholesale channel is complementary to our DTC channel, as we have tailored our wholesale partnerships to complement our global DTC strategy. We continue to focus on strengthening our wholesale footprint, as our success in this channel is driven by engaging with partners who align with our luxury brand positioning.
•Macroeconomic Conditions. We are subject to risks and exposures from the evolving macroeconomic environment, including supply chain disruptions, economic uncertainty, customer budgetary constraints, the imposition of new or existing tariffs or trade restrictions, including tariffs imposed by the United States, including the August 2026 Duties, if and when effected, ongoing trade discussions and potential changes in trade relations between Canada and the United States, Mainland China and the United Kingdom, inflation, and resulting fears of potential economic slowdowns or recessions, all of which may negatively impact consumer demand for our products. We continuously monitor the direct and indirect impacts of these circumstances on our business and financial results.
•Seasonality. We experience seasonal fluctuations in our revenue and operating results and realize a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters, as we expand our product offering and become an all-season brand. We generated 77.0% and 81.7% of our annual wholesale revenue in the combined second and third fiscal quarters of fiscal 2026 and fiscal 2025, respectively. Additionally, we generated 82.3% and 83.3% of our annual DTC revenue in the combined third and fourth fiscal quarters of fiscal 2026 and fiscal 2025, respectively. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT1 in the first quarter. As a result of our seasonality, changes that impact gross margin and adjusted EBIT1, among others, can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods. Business performance can also be impacted by the timing and intensity of cold weather, which may affect purchasing behaviour, including causing earlier or later purchases relative to prior periods, especially in our DTC channel.
1    Adjusted EBIT is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

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Working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on our revolving credit facility, the Mainland China credit facilities, and the Japan credit facility. Historically, cash flows from operations have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Global Climate Trends. A portion of our business is dependent on cold-weather seasons and patterns to generate consumer demand for our products. Consumer demand for our products may be negatively affected to the extent global climate patterns trend warmer, reducing typical patterns of cold-weather events or increasing weather volatility.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. During the three-month period ended June 28, 2026 and in fiscal years 2026 and 2025, we generated 55.9%, 73.6% and 70.5%, respectively, of our revenue in currencies other than Canadian dollars.
Refer to “Quantitative and Qualitative Disclosures About Market Risk - Foreign exchange risk” below for more details on foreign exchange.
•Global Social, Economic and Political Events and Other Disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, risks related to the international trade and tax environment (including tariffs, quotas, customs and other restrictions), and social unrest, each of which may be affecting consumer spending, international travel, credit markets, logistics, and foreign exchange in certain countries and travel corridors.
We remain concerned about the conflicts in Ukraine and the Middle East and continue to suspend all wholesale and e-Commerce sales to Russia. We continue to monitor these ongoing conflicts and their impacts on human life.
We have been, and may in the future be, impacted by protests and other disruptions. To the extent that such disruptions persist, we expect that operations and traffic at our retail stores may be impacted.
SEGMENTS
Our reporting segments align with our sales channels: DTC, Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income.
Our DTC segment includes sales to customers through our retail stores and our e-Commerce website available across numerous markets, which includes the recommerce platform Canada Goose Generations.
Through our Wholesale segment, we sell to a mix of retailers and international distributors, who are partners that have partial or full exclusive territory rights to sell our products to a particular market through their own DTC channels or local wholesalers. The Wholesale segment also includes travel retail locations.

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The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale segments, such as sales to employees, friends and family events and certain selling, general and administrative (“SG&A”) expenses, and results from the Paola Confectii knitwear manufacturing business.
Corporate expenses comprise costs that do not occur through the DTC, Wholesale, or Other segments, including the cost of marketing expenditures to build brand awareness across all segments, management overhead costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with segment operations.
As at June 28, 2026, our DTC segment by geography included the following directly operated permanent retail stores:

		Fiscal 2027
	March 29, 2026	Q1 Activity[3]	June 28, 2026
Canada	10	1	11
United States	19	1	20
North America	29	2	31
Greater China[1]	32	2	34
Asia Pacific (excluding Greater China1)	13	—	13
Asia Pacific	45	2	47
EMEA[2]	14	—	14
Total permanent stores	88	4	92

		Fiscal 2026
	March 30, 2025	Q1 Activity	Q2 Activity	Q3 Activity	Q4 Activity[4]	March 29, 2026
Canada	10	—	—	—	—	10
United States	16	—	—	1	2	19
North America	26	—	—	1	2	29
Greater China[1]	28	(1)	1	2	2	32
Asia Pacific (excluding Greater China1)	10	2	—	—	1	13
Asia Pacific	38	1	1	2	3	45
EMEA[2]	10	1	—	1	2	14
Total permanent stores	74	2	1	4	7	88
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
3The conversion of two temporary stores to permanent stores is included in the Q1 fiscal 2027 activity. This conversion occurred due to a change in the definition of permanent stores, which, as of Q4 fiscal 2026, are now defined as directly operated retail locations with an executed lease term greater than 12 months, or locations operating under a lease intended to be ongoing or permanent in nature.
4The conversion of three temporary stores to permanent stores is included in the Q4 fiscal 2026 activity, as per the change in the definition described above.

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RESULTS OF OPERATIONS
For the first quarter ended June 28, 2026 compared to the first quarter ended June 29, 2025
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	First quarter ended		$ Change	% Change
	June 28, 2026	June 29, 2025
Revenue	118.9	107.8	11.1	10.3%
Cost of sales	44.7	41.6	(3.1)	(7.5)%
Gross profit	74.2	66.2	8.0	12.1%
Gross margin	62.4%	61.4%		100	bps
SG&A expenses	178.0	224.9	46.9	20.9%
SG&A expenses as % of revenue	149.7%	208.6%		5,890	bps
Operating loss	(103.8)	(158.7)	54.9	34.6%
Operating margin	(87.3)%	(147.2)%		5,990	bps
Net interest, finance and other costs	21.1	5.4	(15.7)	(290.7)%
Loss before income taxes	(124.9)	(164.1)	39.2	23.9%
Income tax recovery	(31.9)	(38.6)	(6.7)	(17.4)%
Effective tax rate	25.5%	23.5%		(200)	bps
Net loss	(93.0)	(125.5)	32.5	25.9%
Net loss attributable to non-controlling interest	(2.2)	(0.3)	(1.9)	(633.3)%
Net loss attributable to shareholders of the Company	(90.8)	(125.2)	34.4	27.5%
Weighted average number of shares outstanding
Basic and diluted[1]	97,313,923	96,913,707
Loss per share attributable to shareholders of the Company
Basic and diluted[1]	$(0.93)	$(1.29)	0.36	27.9%
1Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share or if the average daily closing share price for the period was greater than the exercise price. Accordingly, for the first quarter ended June 28, 2026, 2,276,282 potentially dilutive shares have been excluded from the calculation of diluted loss per share because their effect was anti-dilutive (first quarter ended June 29, 2025 - 1,544,848 shares).

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Revenue

	First quarter ended		$ Change			% Change
CAD $ millions	June 28, 2026	June 29, 2025	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	84.8	78.1	6.7	(1.5)	5.2	8.6%	6.7%
Wholesale	29.8	17.9	11.9	(0.2)	11.7	66.5%	65.4%
Other	4.3	11.8	(7.5)	(0.1)	(7.6)	(63.6)%	(64.4)%
Total revenue	118.9	107.8	11.1	(1.8)	9.3	10.3%	8.6%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue by geography

	First quarter ended		$ Change			% Change
CAD $ millions	June 28, 2026	June 29, 2025	As reported	Foreign exchange impact	In constant currency[3]	As reported	In constant currency[3]
Canada	27.0	24.4	2.6	—	2.6	10.7%	10.7%
United States	21.8	26.9	(5.1)	(0.4)	(5.5)	(19.0)%	(20.4)%
North America	48.8	51.3	(2.5)	(0.4)	(2.9)	(4.9)%	(5.7)%
Greater China[1]	37.5	26.0	11.5	(1.2)	10.3	44.2%	39.6%
Asia Pacific (excluding Greater China1)	16.1	13.0	3.1	0.1	3.2	23.8%	24.6%
Asia Pacific	53.6	39.0	14.6	(1.1)	13.5	37.4%	34.6%
EMEA[2]	16.5	17.5	(1.0)	(0.3)	(1.3)	(5.7)%	(7.4)%
Total revenue	118.9	107.8	11.1	(1.8)	9.3	10.3%	8.6%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
3Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue for the first quarter ended June 28, 2026 was $118.9m, an increase of $11.1m, or 10.3%, from $107.8m for the first quarter ended June 29, 2025. On a constant currency1 basis, revenue increased by 8.6% for the first quarter ended June 28, 2026 compared to the first quarter ended June 29, 2025, reflecting the strengthening of the Chinese yuan and U.S. dollar relative to the Canadian dollar in the current quarter.
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

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DTC
Revenue from our DTC segment was $84.8m for the first quarter ended June 28, 2026 compared to $78.1m for the first quarter ended June 29, 2025. The increase of $6.7m, or 8.6%, was driven by the following factors:
•Retail expansion with four new directly operated permanent store openings during the first quarter of fiscal 2027, and 14 new directly operated permanent store openings in the prior year running for the full quarter in fiscal 2027.
•DTC comparable sales decline1 of 3.2%, primarily driven by lower comparable store sales, partially offset by strong e-Commerce growth across all regions. DTC comparable sales decline was led by EMEA, followed by North America, while Asia Pacific was flat.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment was $29.8m for the first quarter ended June 28, 2026, compared to $17.9m for the first quarter ended June 29, 2025. The increase of $11.9m, or 66.5%, was primarily driven by growth in the order book, both continuation of Spring/Summer ‘26 and Fall/Winter ‘26 shipments, higher re-order activity, and the timing of shipments, particularly in the Asia Pacific and EMEA regions.
Other
Revenue from our Other segment was $4.3m for the first quarter ended June 28, 2026, compared to $11.8m for the first quarter ended June 29, 2025. The decrease of $7.5m was primarily attributable to minimal activity related to friends and family events in the United States during the current quarter compared to the first quarter ended June 29, 2025.
Gross Profit

	First quarter ended
	June 28, 2026		June 29, 2025
CAD $ millions	Reported	Gross margin	Reported	Gross margin	$ Change	Change in bps
Gross profit	74.2	62.4%	66.2	61.4%	8.0	100	bps
Gross profit and gross margin for the first quarter ended June 28, 2026 were $74.2m and 62.4%, respectively, compared to $66.2m and 61.4%, respectively, for the first quarter ended June 29, 2025. The increase in gross profit of $8.0m was primarily attributable to higher revenue and gross margin expansion. Gross margin in the current quarter was favourably impacted by channel mix, driven by a higher proportion of DTC and Wholesale revenue and region mix driven by a higher proportion of revenue in Asia Pacific. Pricing favourability helped offset moderate inflation on cost per unit.

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SG&A Expenses

	First quarter ended
	June 28, 2026		June 29, 2025
CAD $ millions	Reported	% of revenue	Reported	% of revenue	$ Change	Change in bps
SG&A expenses	178.0	149.7%	224.9	208.6%	46.9	5,890	bps
SG&A expenses were $178.0m for the first quarter ended June 28, 2026 compared to $224.9m for the first quarter ended June 29, 2025. SG&A expenses are comprised of:
•$96.4m of costs from our operating segments for the first quarter ended June 28, 2026 compared to $97.7m for the first quarter ended June 29, 2025; and
•Corporate expenses of $81.6m for the first quarter ended June 28, 2026 compared to $127.2m for the first quarter ended June 29, 2025.
Within operating segments and corporate expenses, the Company incurs marketing expenses. These expenses are primarily focused on building brand awareness, with region-specific allocation across channels and selective use of paid media.
•$22.1m of marketing expenses were incurred in the first quarter ended June 28, 2026, compared to $25.3m in the first quarter ended June 29, 2025.
◦The decrease of $3.2m was primarily driven by the timing of marketing expenditures, with spending shifted to better align with the peak selling season.
The decrease of $46.9m or (20.9)% in SG&A expenses was primarily attributable to:
•A decrease of $45.6m in costs related to corporate expenses, mainly driven by:
◦$43.8m related to the financial award recognized in the first quarter of fiscal 2026 in connection with the arbitration proceeding initiated in fiscal 2024 between the Company and a former supplier of the Company, which did not recur in the current period; and
◦$4.5m of favourable foreign exchange impacts.
•A decrease of $1.3m in costs related to our operating segments, mainly driven by:
▪An $8.5m decrease in costs related to the remuneration payout associated with the Paola Confectii business combination (“Earn-Out”), which was recognized in the prior year, subsequently settled, and did not recur in fiscal 2027.
▪Partially offset by $7.5m of higher costs attributable to the global retail network, primarily driven by increased variable rent, rent associated with our short-term leases, and depreciation and amortization costs, as well as higher costs from new stores and prior year store openings which have run for the full duration of the quarter and costs incurred on future planned store openings.
SG&A expenses as a percentage of revenue decreased by 5,890 bps to 149.7% in the first quarter ended June 28, 2026, compared to 208.6% for the first quarter ended June 29, 2025.

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Operating Loss and Operating Margin

	First quarter ended
	June 28, 2026		June 29, 2025
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
DTC	(22.2)	(26.2)%	(23.4)	(30.0)%	1.2	380	bps
Wholesale	1.3	4.4%	(3.5)	(19.6)%	4.8	2,400	bps
Other	(1.3)	(30.2)%	(4.6)	(39.0)%	3.3	880	bps
Total segment operating loss[1]	(22.2)		(31.5)		9.3

	First quarter ended
	June 28, 2026		June 29, 2025
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
Total segment operating loss[1]	(22.2)		(31.5)		9.3
Corporate expenses	(81.6)		(127.2)		45.6
Total operating loss	(103.8)	(87.3)%	(158.7)	(147.2)%	54.9	5,990	bps
1Total segment operating income is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Operating loss and operating margin were $103.8m and (87.3)% for the first quarter ended June 28, 2026 compared to $158.7m and (147.2)% for the first quarter ended June 29, 2025. The decrease in operating loss of $54.9m was attributable to decreased SG&A costs and higher gross profit as noted above. The increase in operating margin of 5,990 bps was primarily the result of lower operating costs.
DTC
DTC segment operating loss and operating margin were $22.2m and (26.2)% for the first quarter ended June 28, 2026 compared to $23.4m and (30.0)% for the first quarter ended June 29, 2025. The decrease in operating loss of $1.2m was attributable to improved revenue and gross profit, partially offset by higher operating costs associated with our global retail network.
The increase in operating margin of 380 bps was attributable to:
•Gross margin - favourably increased by 280 bps to 71.0% in the first quarter ended June 28, 2026, compared to 68.2% for the first quarter ended June 29, 2025. The increase in gross margin was mainly driven by favourability from region mix, with a higher proportion of revenue in Asia Pacific, and product mix.

Canada Goose Holdings Inc.	Page 13 of 30

•SG&A expenses as a percentage of revenue - favourably decreased by 100 bps to 97.2% for the first quarter ended June 28, 2026, compared to 98.2% for the first quarter ended June 29, 2025. The decrease was primarily attributable to increased revenue in the segment from retail expansion and leverage from retail labour costs, positively impacting our operating leverage, despite an increase in operating costs primarily due to depreciation and amortization.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Wholesale segment operating income and operating margin were $1.3m and 4.4%, respectively, for the first quarter ended June 28, 2026 compared to operating loss and operating margin of $3.5m and (19.6)%, respectively, for the first quarter ended June 29, 2025. The increase in operating income of $4.8m was primarily attributable to higher gross profit.
The increase in operating margin of 2,400 bps was attributable to:
•Gross margin - favourably increased by 950 bps to 49.7% in the first quarter ended June 28, 2026, compared to 40.2% for the first quarter ended June 29, 2025. The increase in gross margin was mainly driven by product mix with a greater assortment of down-filled outerwear, favourability in region mix.
•SG&A expenses as a percentage of revenue - favourably decreased by 1,450 bps to 45.3% for the first quarter ended June 28, 2026, compared to 59.8% for the first quarter ended June 29, 2025. The decrease was primarily attributable to increased revenue in the segment from growth in the order book, higher re-order activity and timing of shipments in the current quarter. While operating costs increased in the quarter primarily due to logistics expenses in EMEA, they were partially offset by recovery of bad debt provisioning related to a wholesale partner in the United States.
Other
Other segment operating loss was $1.3m for the first quarter ended June 28, 2026 compared to operating loss of $4.6m for the first quarter ended June 29, 2025. The decrease in operating loss of $3.3m was attributable to the Earn-Out in the comparative quarter that did not recur.
Net Interest, Finance and Other Costs

	First quarter ended
	June 28, 2026	June 29, 2025
CAD $ millions	Reported	Reported	$ Change	% Change
Net interest, finance and other costs	21.1	5.4	(15.7)	(290.7)%
Net interest, finance and other costs were $21.1m for the first quarter ended June 28, 2026 compared to $5.4m for the first quarter ended June 29, 2025. The increase of $15.7m was primarily attributable to unfavourable foreign exchange fluctuations of $4.4m related to the term loan facility, net of hedging impacts, as well as an $8.7m increase attributable to interest expense and the write-off of deferred financing costs associated with our term loan facility, driven by the Fiscal 2027 Amendment to Term Loan (as defined below). The increase was

Canada Goose Holdings Inc.	Page 14 of 30

further driven by a $0.8m increase in the fair value remeasurement of the put option and contingent consideration associated with the Company’s joint venture with Sazaby League (the “Japan Joint Venture”), along with $1.9m of higher interest related to principal payments on lease liabilities.
Income Taxes

	First quarter ended
	June 28, 2026		June 29, 2025
CAD $ millions	Reported	Effective tax rate	Reported	Effective tax rate	$ Change	Change in bps
Income tax recovery	(31.9)	25.5%	(38.6)	23.5%	(6.7)	(200)	bps
Income tax recovery was $31.9m for the first quarter ended June 28, 2026 compared to $38.6m for the first quarter ended June 29, 2025. For the first quarter ended June 28, 2026, the effective and statutory tax rates were 25.5% and 25.2%, respectively, compared to 23.5% and 25.3%, respectively, for the first quarter ended June 29, 2025. Given our global operations, the effective tax rate is impacted by our consolidated profit or loss, our profit or loss for tax purposes in each taxable jurisdiction, including the impact of amounts recorded for accounting purposes that are disregarded in the computation of income for tax purposes (such as a portion of share-based compensation expense and fair value remeasurement of the put option related to the Japan Joint Venture), and the statutory tax rate (taking account of relevant Pillar Two taxes) applicable in each jurisdiction.
Net Loss
Net loss for the first quarter ended June 28, 2026 was $93.0m compared to $125.5m for the first quarter ended June 29, 2025, driven by the factors described above.

Canada Goose Holdings Inc.	Page 15 of 30

Quarterly Financial Information
The following is a summary of selected consolidated financial information for each of the eight most recently completed quarters:

CAD $ millions (except per share data)	Revenue				% of fiscal year revenue	Net (loss) income attributable to shareholders of the Company	(Loss) earnings per share attributable to shareholders of the Company		Operating (loss) income	Adjusted EBIT[1]	Adjusted net (loss) income per diluted share attributable to shareholders of the Company[1]
	DTC	Wholesale	Other	Total			Basic	Diluted
Fiscal 2027
First Quarter	84.8	29.8	4.3	118.9	—%	(90.8)	$(0.93)	$(0.93)	(103.8)	(103.8)	$(0.89)
Fiscal 2026
Fourth Quarter	361.7	49.1	42.5	453.3	29.7%	28.1	$0.29	$0.28	64.9	64.9	$0.37
Third Quarter	591.0	88.3	15.2	694.5	45.4%	134.8	$1.39	$1.36	200.2	203.7	$1.43
Second Quarter	126.6	135.9	10.1	272.6	17.8%	(15.2)	$(0.16)	$(0.16)	(17.6)	(14.2)	$(0.14)
First Quarter	78.1	17.9	11.8	107.8	7.1%	(125.2)	$(1.29)	$(1.29)	(158.7)	(106.4)	$(0.91)
Fiscal 2025
Fourth Quarter	314.1	31.8	38.7	384.6	28.5%	27.1	$0.28	$0.28	55.1	59.7	$0.33
Third Quarter	517.8	75.7	14.4	607.9	45.1%	139.7	$1.44	$1.42	204.3	205.2	$1.51
Second Quarter	103.9	137.3	26.6	267.8	19.9%	5.4	$0.06	$0.06	1.6	2.5	$0.05
1Adjusted EBIT and adjusted net (loss) income attributable to shareholders of the Company are non-IFRS financial measures, and adjusted net (loss) income per diluted share attributable to shareholders of the Company is a non-IFRS ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS Accounting Standards measure.
Revenue is highest in our Wholesale segment in our second and third quarters as we fulfill wholesale customer orders in time for their Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically negative in the first quarter and negative or reduced in the fourth quarter as we invest ahead of our peak season. As part of our global DTC strategy, we have been streamlining our wholesale partnerships and shifting sales to our DTC channel. We expect that the portion of revenue in our Wholesale segment will represent a smaller proportion of total revenue as we execute our DTC strategy.
Revenue
Over the last eight quarters, revenue has been impacted by the following:
•introduction of new stores and timing of store openings;
•launch and expansion of international e-Commerce sites;
•timing and extent of SG&A expenses, including demand generation activities;
•increased manufacturing flexibility with higher in-house production, which has an impact on the timing of wholesale order shipments and customer demand;
•timing of end-consumer purchasing in the DTC segment and the availability of new products;
•successful execution of our global pricing strategy, including varying levels of annual price increases on carry over product;

Canada Goose Holdings Inc.	Page 16 of 30

•shift in mix of revenue from Wholesale to DTC, which has impacted the seasonality of our financial performance;
•shift in geographic mix of sales to increase sales outside of Canada, where average unit retail pricing is generally higher;
•fluctuation of foreign currencies relative to the Canadian dollar; and
•extent of activities in Other revenue.
Net (Loss) Income
Over the last eight quarters, net (loss) income has been affected by the following factors:
•impact of the items affecting revenue, as discussed above;
•change in product mix, specifically growth of revenue in our newer product categories;
•increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;
•increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in net losses in our seasonally low-revenue first and fourth quarters, respectively;
•impact of foreign exchange;
•fluctuations in average cost of borrowings to address growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;
•pre-store opening costs incurred, timing of leases signed, and opening of stores;
•store impairment costs;
•costs of the financial award for the arbitration proceedings between the Company and the former supplier of the Company;
•costs of increased bad debt provisioning and recoveries relating to a Wholesale partner in the United States;
•impact of fair value remeasurement of the put option and contingent consideration and any amendments thereto, and costs associated with the Japan Joint Venture;
•the proportion of taxable income in non-Canadian jurisdictions and changes to rates and tax legislation in those jurisdictions;
•increased freight and duty costs, limitations on shipping and other disruptions in the transportation and shipping infrastructure;
•increased product costs due to cost inflation and interest rate fluctuations; and
•costs associated with the business combination resulting in the acquisition of Paola Confectii on November 1, 2023, including costs associated with the payment of the Earn-Out.

Canada Goose Holdings Inc.	Page 17 of 30

NON-IFRS FINANCIAL MEASURES AND OTHER SPECIFIED FINANCIAL MEASURES
The Company uses certain financial measures that are “non-IFRS financial measures”, including adjusted EBIT, adjusted EBITDA, adjusted net loss attributable to the shareholders of the Company, constant currency revenue, total segment operating loss, and net debt, certain financial measures that are “non-IFRS ratios”, including adjusted EBIT margin, adjusted net loss per basic and diluted share attributable to shareholders of the Company and, net debt leverage, as well as DTC comparable sales (decline) growth which is a “supplementary financial measure”, in each case in this document and other documents. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors and analysts use this information to evaluate the Company’s operating and financial performance and its financial position. These financial measures are not defined under IFRS Accounting Standards, nor do they replace or supersede any standardized measure under IFRS Accounting Standards. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	First quarter ended
CAD $ millions (except per share data)	June 28, 2026	June 29, 2025

Adjusted EBIT	(103.8)	(106.4)
Adjusted EBIT margin	(87.3)%	(98.7)%
Adjusted EBITDA	(67.7)	(75.2)
Adjusted net loss attributable to shareholders of the Company	(86.5)	(88.2)
Adjusted net loss per basic and diluted share attributable to shareholders of the Company	$(0.89)	$(0.91)

CAD $ millions	June 28, 2026	June 29, 2025	March 29, 2026
Net debt	(627.8)	(541.7)	(383.2)
Adjusted EBIT, adjusted EBIT margin, adjusted EBITDA, adjusted net loss attributable to shareholders of the Company, and adjusted net loss per basic and diluted share attributable to shareholders of the Company.
These measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, that we believe are not otherwise reflective of our ongoing operations and/or that make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.
Constant currency revenue
Constant currency revenue is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. We use, and believe that certain investors and analysts

Canada Goose Holdings Inc.	Page 18 of 30

use, this information to assess how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations. See “Results of Operations - Revenue” for a reconciliation of reported revenue and revenue on a constant currency basis.
Net debt and net debt leverage
We define net debt as cash less total borrowings and lease liabilities, and net debt leverage as the ratio of net debt to adjusted EBITDA, measured on a spot basis. We use, and believe that certain investors and analysts use, these non-IFRS financial measures and ratios to determine the Company’s financial leverage and ability to meet its debt obligations. See “Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
DTC comparable sales (decline) growth
DTC comparable sales (decline) growth is a supplementary financial measure defined as a rate of growth/decline of sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period. The DTC comparable sales (decline) growth metric we report may not be equivalent to similarly titled metrics reported by other companies.
Total Segment Operating (Loss) Income
Total segment operating (loss) income is a non-IFRS financial measure defined as revenue minus cost of goods sold and SG&A expenses directly related to the operating segment. The total segment operating (loss) income metric we report may not be equivalent to similarly titled metrics reported by other companies. See “Operating Loss and Operating Margin” discussion above for reconciliation.
The tables below reconcile net loss to adjusted EBIT, adjusted EBITDA, and adjusted net loss attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	First quarter ended
CAD $ millions	June 28, 2026	June 29, 2025
Net loss	(93.0)	(125.5)
Add (deduct) the impact of:
Income tax recovery	(31.9)	(38.6)
Net interest, finance and other costs	21.1	5.4
Operating loss	(103.8)	(158.7)
Arbitration award (a)	—	43.8
Paola Confectii Earn-Out costs (b)	—	8.5
Total adjustments	—	52.3
Adjusted EBIT	(103.8)	(106.4)
Adjusted EBIT margin	(87.3)%	(98.7)%

Canada Goose Holdings Inc.	Page 19 of 30

	First quarter ended
CAD $ millions	June 28, 2026	June 29, 2025
Net loss	(93.0)	(125.5)
Add (deduct) the impact of:
Income tax recovery	(31.9)	(38.6)
Net interest, finance and other costs	21.1	5.4
Operating loss	(103.8)	(158.7)
Arbitration award (a)	—	43.8
Paola Confectii Earn-Out costs (b)	—	8.5
Depreciation and amortization (e)	36.1	31.2
Total adjustments	36.1	83.5
Adjusted EBITDA	(67.7)	(75.2)

	First quarter ended
CAD $ millions	June 28, 2026	June 29, 2025
Net loss	(93.0)	(125.5)
Add (deduct) the impact of:
Arbitration award (a)	—	43.8
Paola Confectii Earn-Out costs (b)	—	8.5
Acceleration of unamortized costs on debt extinguishment (g)	6.0	—
Japan Joint Venture remeasurement loss on contingent consideration and put option (c)	2.3	1.0
Unrealized foreign exchange loss (gain) on term loan facility (d)	0.9	(3.5)
	9.2	49.8
Tax effect of adjustments	(1.6)	(12.0)
Adjusted net loss	(85.4)	(87.7)
Adjusted net loss attributable to non-controlling interest (f)	(1.1)	(0.5)
Adjusted net loss attributable to shareholders of the Company	(86.5)	(88.2)

Weighted average number of shares outstanding	97,313,923	96,913,707
Adjusted net loss per basic and diluted share attributable to shareholders of the Company	$(0.89)	$(0.91)
(a)During the first quarter ended June 29, 2025, an arbitral decision was rendered in respect of an arbitration proceeding that took place in fiscal 2024 between the Company and a former supplier of the Company in connection with a previously announced commercial dispute relating to the termination of a contract in 2021. The arbitration resulted in an unfavourable judgment against the Company with financial compensation to be awarded to the former supplier. As a result, the Company was required to make a one-time payment to the former supplier of USD32.0m ($43.8m), inclusive of legal costs, which was recognized in SG&A expenses in the interim statements of loss and was paid to the former supplier during the second quarter of fiscal 2026.
(b)Value of the Earn-Out, which was paid in fiscal 2026.
(c)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Japan Joint Venture. The

Canada Goose Holdings Inc.	Page 20 of 30

Company recorded a loss of $2.3m, on the fair value remeasurement of the contingent consideration and put option during the first quarter ended June 28, 2026 (first quarter ended June 29, 2025 - a loss of $1.0m). These losses are included in net interest, finance and other costs within the interim statements of loss.
(d)Unrealized gains and losses on the translation of the term loan facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs are included in net interest, finance and other costs within the interim statements of loss.
(e)Calculated as depreciation and amortization as determined in accordance with IFRS Accounting Standards. Depreciation and amortization includes depreciation on ROU assets under IFRS 16, Leases.
(f)Calculated as net loss attributable to non-controlling interest within the interim statements of loss of $(1.1)m for the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the first quarter ended June 28, 2026 (first quarter ended June 29, 2025 - net loss attributable to non-controlling interest of $(0.5)m).
(g)The non-cash unamortized costs accelerated in connection with the debt extinguishment due to the Fiscal 2027 Amendment to Term Loan (as defined below).
LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the first quarter ended June 28, 2026 compared to the first quarter ended June 29, 2025.

	First quarter ended
CAD $ millions	June 28, 2026	June 29, 2025	$ Change
		Reclassified[1]
Total cash (used in) from:
Operating activities	(190.7)	(143.6)	(47.1)
Investing activities	(4.7)	(0.5)	(4.2)
Financing activities	(10.5)	(12.0)	1.5
Effects of foreign currency exchange rate changes on cash	4.6	2.2	2.4
Decrease in cash	(201.3)	(153.9)	(47.4)
Cash, beginning of period	408.2	334.4	73.8
Cash, end of period	206.9	180.5	26.4
1     Refer to the “Summary of Financial Performance” section above and “Note 2. Material accounting policy information” in our Interim Financial Statements for additional details regarding the reclassification. As a result, $0.8m was reclassified from total cash used in investing activities to cash used in operating activities.
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures including new stores, general corporate requirements of our business and debt services. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our

Canada Goose Holdings Inc.	Page 21 of 30

annual operating cycle. We also utilize the Mainland China credit facilities, the Japan credit facility, and the revolving credit facility, to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue recognized earlier in the year.
As at June 28, 2026, total inventory was $489.9m, compared to $439.5m as at June 29, 2025. This increase of $50.4m was driven by higher finished goods due to greater sales units demand, expanded product assortments, increased product newness and a larger wholesale order book, as well as an increase in raw materials and work in progress ahead of our Fall/Winter ‘26 collection launch.
As at June 28, 2026, the increase in total inventory compared to March 29, 2026 of $103.6m, was attributable to planned higher finished goods inventory, due to the drivers described above.
We continue to monitor the levels of inventory in each of our sales channels and across geographic regions and intend to continue to align inventory with demand that we forecast in each region.
Cash flows used in operating activities
Cash flows used in operating activities were $190.7m for the first quarter ended June 28, 2026 compared to $143.6m for the first quarter ended June 29, 2025. The increase in cash flows used in operating activities of $47.1m was primarily driven by movement in working capital, mainly reflecting a higher investment in inventory compared to the prior period, as well as lower contributions from accounts payable and accrued liabilities.
Cash flows used in investing activities
Cash flows used in investing activities were $4.7m for the first quarter ended June 28, 2026 compared to $0.5m for the first quarter ended June 29, 2025. The increase in cash flows used in investing activities of $4.2m was primarily due to higher capital expenditures related to upcoming and newly opened retail stores.
Cash flows used in financing activities
Cash flows used in financing activities were $10.5m for the first quarter ended June 28, 2026 compared to cash flows used in financing activities of $12.0m for the first quarter ended June 29, 2025. The decrease in cash flows used in financing activities of $1.5m was primarily attributable to higher borrowings under the Japan credit facility of $3.8m and proceeds from share issuances related to employee stock option exercises of $1.7m during the quarter, partially offset by higher principal payments on lease liabilities of $3.3m.

Canada Goose Holdings Inc.	Page 22 of 30

Indebtedness
The following table presents our net debt1 as at June 28, 2026, June 29, 2025, and March 29, 2026.

CAD $ millions	June 28, 2026	June 29, 2025	$ Change	March 29, 2026	$ Change
Cash	206.9	180.5	26.4	408.2	(201.3)
Mainland China credit facilities	(0.5)	—	(0.5)	—	(0.5)
Japan credit facility	(12.3)	(8.5)	(3.8)	—	(12.3)
Term loan facility	(424.8)	(393.0)	(31.8)	(416.8)	(8.0)
Lease liabilities	(397.1)	(320.7)	(76.4)	(374.6)	(22.5)
Net debt[1]	(627.8)	(541.7)	(86.1)	(383.2)	(244.6)
1Net debt is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
As at June 28, 2026, net debt1 was $627.8m compared to $541.7m as at June 29, 2025. The increase of $86.1m was driven by higher borrowings on our debt facilities and an increase in lease liabilities. Net debt leverage1 as at June 28, 2026 was 2.1 times adjusted EBITDA, compared to 1.8 times adjusted EBITDA as at June 29, 2025.
Net debt1 was $383.2m as at March 29, 2026. The increase of $244.6m as at June 28, 2026 was primarily driven by a decrease in cash of $201.3m.
1Net debt is a non-IFRS financial measure and net debt leverage is a non-IFRS ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
See “Note 10. Borrowings” in our Interim Financial Statements, “Note 17. Borrowings” in our Annual Financial Statements and, “Factors Affecting Our Performance” and “Indebtedness” in the MD&A section of our Annual Report for detailed information on our debt facilities and seasonality of the business.
Amendment to Term Loan Facility
On June 18, 2026, the Company entered into a repricing amendment to its existing term loan facility ("Fiscal 2027 Amendment to Term Loan"). Following the Fiscal 2027 Amendment to Term Loan, the applicable interest rate applied to SOFR borrowings decreased to a rate of three-year SOFR +3.0% from SOFR +3.50%, payable quarterly in arrears.
The Company accounted for the Fiscal 2027 Amendment to Term Loan as a debt extinguishment due to a change in the syndicate lenders. As a result, deferred financing costs of $5.1m and original issue discount ("OID") of $0.9m related to the previous Term Loan were written off during the first quarter ended June 28, 2026 and recorded to net interest, finance and other costs in the interim statements of loss. The Company incurred transaction costs related to the Fiscal 2027 Amendment to Term Loan of $1.2m (USD0.8m) and an OID of $0.1m (USD0.1m), which are being amortized using the effective interest rate method.
As a result of the Fiscal 2027 Amendment to Term Loan, there were no changes to the aggregate principal amount of USD300.0m, the maturity date of August 23, 2032, SOFR subject to a floor of 0.50%, and the quarterly repayments on the principal amount of USD0.75m.

Canada Goose Holdings Inc.	Page 23 of 30

Normal Course Issuer Bid
Normal course issuer bid for Fiscal 2026
In November 2025, the Company renewed its normal course issuer bid in relation to its subordinate voting shares (“Fiscal 2026 NCIB”). The Company is authorized to make purchases under the Fiscal 2026 NCIB from November 10, 2025 to November 9, 2026, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). The Board of Directors of the Company has authorized the Company to repurchase up to 4,578,677 subordinate voting shares, representing approximately 10.0% of the Public Float (as defined in the rules of the TSX) for the subordinate voting shares as at October 27, 2025. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, and will conform to their regulations. Under the Fiscal 2026 NCIB, the Company is allowed to repurchase daily, through the facilities of the TSX, a maximum of 58,127 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on May 1, 2025 and ending on October 31, 2025. A copy of the Company’s notice of intention to commence a normal course issuer bid through the facilities of the TSX may be obtained, without charge, by contacting the Company.
In connection with the Fiscal 2026 NCIB, the Company also entered into an automatic share purchase plan (the “ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2026 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date on which the Company has purchased the maximum value of subordinate voting shares pursuant to the Fiscal 2026 NCIB or upon the date of expiry of the Fiscal 2026 NCIB.
Since the commencement of the bid on November 10, 2025, the Company has made no repurchases under the Fiscal 2026 NCIB.
During the first quarter ended June 28, 2026 and the first quarter ended June 29, 2025, the Company made no repurchases under the normal course issuer bid then in place.
Contractual Obligations
Refer to “Contractual Obligations” in the MD&A section of our Annual Report and “Note 15. Financial risk management objectives and policies” of our Interim Financial Statements for a summary of the significant contractual obligations and other obligations of the Company. There have been no material changes since March 29, 2026.
OFF-BALANCE SHEET ARRANGEMENTS
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations including leases. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at June 28, 2026.
See “Note 15. Financial risk and management objectives and policies” in the Interim Financial Statements and “Off-Balance Sheet Arrangements” in the MD&A section of our Annual Report for detailed information on our off-balance sheet arrangements.

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OUTSTANDING SHARE CAPITAL
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at July 23, 2026, there were 46,656,533 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at July 23, 2026, there were 6,906,362 options, 1,131,974 restricted share units, and 1,459,275 performance share units outstanding under the Company’s equity incentive plans, of which 3,771,723 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units and performance share units, including any additional performance share units, vested for performance achieved above target, will be paid at settlement through the issuance of one subordinate voting share per unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with credit risk, foreign exchange risk, and interest rate risk.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third-party credit insurance and internal risk processes. A third-party insurer provides coverage on customers’ trade accounts receivable balances, with ongoing monitoring of customer creditworthiness. This insurance covers a specified portion of revenue, which may be less than the Company's total revenue with a given customer. Under the Company’s agreement with the insurer, approved credit limits are established for certain designated customers and up to 90% of their trade accounts receivable balances are insured. The policy includes a deductible of $0.1m and an annual coverage limit of $30.0m.
Moreover, within Canada Goose Japan, the Company has an agreement with a third-party who has insured the risk of trade accounts receivable for certain designated customers for a maximum of JPY540.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY0.1m.
Our exposure to credit risk has not significantly changed from the fiscal year ended March 29, 2026. See “Note 15. Financial Risk Management Objectives and Policies” of our Interim Financial Statements and “Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report for detailed information on the Company’s credit risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, Japanese yen, Taiwanese dollars, and Australian dollars. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian

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dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses from our foreign operations into Canadian dollars. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar and euro denominated purchases as a result of changes in U.S. dollar or euro exchange rates. Most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and SG&A expenses are typically denominated in the currency of the country in which they are incurred. As a result, we are exposed to foreign currency exchange fluctuations on multiple currencies. A depreciating Canadian dollar relative to the U.S. dollar or euro will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar or euro will have the opposite impact.
As part of our risk management program, we have entered into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges.
Foreign exchange risk on borrowings
We are further exposed to translation and transaction risks associated with foreign currency exchange fluctuations on foreign currencies denominated principal and interest amounts payable under the Mainland China credit facilities, the Japan credit facility, the revolving credit facility, and the term loan facility. To mitigate a portion of this exposure, the Company has entered into derivative contracts to hedge USD270.0m of the U.S. dollar denominated principal outstanding under the term loan facility.
In fiscal 2026, the Company entered into cross currency swap agreements terminating on December 31, 2030 to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk. The cross currency swaps involve a periodic exchange of floating rate interest payments in USD, for fixed rate interest payments in CAD. At the hedge maturity date, there will be an exchange of notional principal amounts of USD270.0m for $373.6m. The cross currency swaps are designated and accounted for as cash flow hedges.
Following the Fiscal 2027 Amendment to Term Loan, the related cross currency swaps were amended to align with the revised interest rate terms of the underlying term loan, resulting in changes to both the floating-rate and fixed-rate legs of the swap. All other contractual terms of the derivatives and the associated hedging relationship remained unchanged.
See “Note 15. Financial risk and management objectives and policies” in our Interim Financial Statements and the “Foreign Exchange Risk” section of the MD&A in our Annual Report, for detailed information about the Company’s hedging program.

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Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China credit facilities, Japan credit facility and the term loan facility, which currently bear interest rates of 2.55%, 1.25% and 6.67%, respectively.
Interest rate risk on the term loan facility is partially mitigated by cross currency swap hedges. Refer to "Foreign exchange risk on borrowings" above for more details.
Based on the closing balance of outstanding borrowings, a 1.00% increase in the closing interest rate during the first quarter ended June 28, 2026 would have increased interest expense on the Mainland China credit facilities, Japan credit facility and the term loan facility before hedging, by less than $0.1m, less than $0.1m and $1.1m, respectively (first quarter ended June 29, 2025 - $nil, less than $0.1m and $1.0m, respectively). As at June 28, 2026, the Company has repaid all amounts outstanding on its other borrowing facilities.
LITIGATION AND OTHER CONTINGENCIES
In the ordinary course of business, the Company may become subject to legal and regulatory proceedings and actions relating to its business, including matters involving its products, and contractual and employment relationships. The Company records contingent liabilities when a loss related to a claim is assessed to be probable and reasonably estimable.
During the first quarter ended June 29, 2025, an arbitral decision was rendered in respect of an arbitration that took place in fiscal 2024 between the Company and a former supplier of the Company in connection with a previously announced commercial dispute relating to the termination of a contract in 2021. The arbitration resulted in an unfavourable decision against the Company with financial compensation to be awarded to the former supplier.
Refer to “Note 23. Litigation and other contingencies” in our Annual Financial Statements for previously disclosed information on the matter.
As a result of the financial award under the arbitration, the Company was required to make a one-time payment to the former supplier of USD32.0m ($43.8m), inclusive of legal costs, which was recognized in SG&A expenses in the interim statements of loss. The award and legal costs were paid to the former supplier during the second quarter ended September 28, 2025.
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders, as well as organizations affiliated with members of the Board of Directors and key management personnel. During the first quarter ended June 28, 2026, the Company recorded transactions with related parties totalling $0.8m, (first quarter ended June 29, 2025 - $0.8m) of business service expenses and less than $0.1m of revenue (first quarter ended June 29, 2025 - less than $0.1m), with entities related to certain shareholders. Balances owing to related parties as at June 28, 2026 totaled $0.3m (June 29, 2025 - $0.5m, March 29, 2026 - $0.4m), while balances due from related parties as at June 28, 2026 were less than $0.1m (June 29, 2025 - less than $0.1m, March 29, 2026 - less than $0.1m).

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A lease liability due to the former controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $5.0m as at June 28, 2026 (June 29, 2025 - $1.4m, March 29, 2026 - $0.6m), reflecting the impact of a lease term extension executed during the period. During the first quarter ended June 28, 2026, the Company paid principal and interest on the lease liability and other operating costs to entities affiliated with the Baffin Vendor totalling $0.5m (first quarter ended June 29, 2025 - $0.4m). No amounts were owing to Baffin entities as at June 28, 2026, June 29, 2025, and March 29, 2026.
The Japan Joint Venture has lease liabilities due to the non-controlling shareholder, Sazaby League, for leased premises. Lease liabilities were $0.9m as at June 28, 2026 (June 29, 2025 - $1.4m, March 29, 2026 - $0.9m). During the first quarter ended June 28, 2026, the Company recorded transactions with Sazaby League relating to principal and interest on lease liabilities, royalty fees, and other operating costs totalling $1.3m (first quarter ended June 29, 2025 - $1.5m). Balances owing to Sazaby League as at June 28, 2026 were $0.3m (June 29, 2025 - $0.3m, March 29, 2026 - $0.3m).
During the first quarter ended June 28, 2026, the Japan Joint Venture sold inventory of less than $0.1m to companies wholly owned by Sazaby League (first quarter ended June 29, 2025 - less than $0.1m). As at June 28, 2026, the Japan Joint Venture recognized a trade receivable of less than $0.1m from these companies (June 29, 2025 - less than $0.1m, March 29, 2026 - $0.1m).
In connection with the Paola Confectii business combination completed on November 1, 2023, the Company was required to make an Earn-Out payment to the controlling shareholders of Paola Confectii SRL (“PCML Vendors”), subject to their continued employment through November 1, 2025 and the achievement of certain performance conditions based on financial results. The Earn-Out was fully settled as at March 29, 2026.
A lease liability due to one of the PCML Vendors for leased premises was $1.1m as at June 28, 2026 (June 29, 2025 - $1.2m, March 29, 2026 - $1.1m). During the first quarter ended June 28, 2026, the Company made principal and interest payments on this lease liability totalling less than $0.1m (first quarter ended June 29, 2025 - less than $0.1m). No amounts were owing to one of the PCML Vendors as at June 28, 2026, June 29, 2025, and March 29, 2026.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Interim Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. See “Critical Accounting Policies and Estimates” in our MD&A within the Annual Report for detailed information.

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CHANGES IN ACCOUNTING POLICIES
Standards issued and adopted
In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosure to clarify the timing of recognition and derecognition of financial assets and liabilities, the settlement of financial liabilities using an electronic payment system, and the assessment of contractual cash flow characteristics, classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. The IASB also amended the disclosure requirements for investments in equity instruments designated as fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company adopted the standard beginning March 30, 2026 and has determined that there are no material impacts to the consolidated interim financial statements as a result of these amendments.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS Accounting Standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements. Many requirements from IAS 1 remain unchanged into IFRS 18. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS Accounting Standards, which must be disclosed in a single note. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on the consolidated financial statements.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as of June 28, 2026, to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under

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the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Company’s internal control over financial reporting includes policies and procedures that:
•Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards and that the receipts and expenditures of the Company are made only in accordance with authorizations of management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company that could have a material effect on the consolidated financial statements.
There has been no change in the Company’s internal control over financial reporting during the first quarter ended June 28, 2026 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Management determined that the Company’s internal control over financial reporting was effective as of June 28, 2026.
Limitations of Controls and Procedures
Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Management's projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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